General Municipal Money Market Fund

ANNUAL REPORT November 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for General Municipal Money Market Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Colleen Meehan, Senior Portfolio Manager

Fund and Market Performance Overview

In the wake of heightened turbulence in longer-term fixed-income markets, yields of tax-exempt money market securities began to decline during the last few months of the reporting period when the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to forestall a potential recession.

For the 12-month period ended November 30, 2007, General Municipal Money Market Fund produced yields of 3.09% for its Class A shares and 2.72% for its Class B shares. Taking into account the effects of compounding, the fund's Class A and Class B shares produced effective yields of 3.13% and 2.76%, respectively.[1]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's

average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

The Fed Eased Monetary Policy Amid Economic and Credit Concerns

For much of the reporting period, mixed economic and inflation signals kept the Fed on the sidelines, as it risked an acceleration of inflation if it cut interest rates, while rate hikes might have led to a more severe economic decline. Tax-exempt money market yields remained relatively stable in this environment.

However, market conditions changed dramatically during the summer of 2007, when credit concerns stemming from defaults and delinquencies in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed intervened in August by reducing the discount rate, the interest rate it charges banks for overnight loans. This move helped reassure investors that the Fed was prepared to support market liquidity. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by a larger-than-expected 50 basis points in order to stimulate the slowing U.S. economy. Another cut in the federal funds rate followed in October, leaving the benchmark overnight rate at 4.50% at the reporting period's end.

Finally, the tax-exempt money markets were also influenced by supply-and-demand forces. Investment banks continued to create a substantial volume of variable rate demand notes and tender option bonds, putting upward pressure on short-term yields. At times, these floating-rate instruments provided higher yields than longer-dated municipal notes due to the ample supply.

Although some areas have felt the impact of weak housing markets more than others, the fiscal conditions of most states and municipalities remained sound during the reporting period, leading to relatively low issuance volumes in the short-term tax-exempt fixed-rate market. Meanwhile, investor demand has been robust, with tax-exempt money market assets reaching a record high during the reporting period.

A Conservative Investment Posture Was Warranted in an Uncertain Market

We generally maintained a conservative investment posture amid heightened market turbulence, focusing whenever possible on municipal instruments issued by cities, states, school districts and other taxing authorities. We maintained the fund's weighted average maturity in a range that was in line with industry averages until the summer, when we took advantage of higher yields among longer-dated instruments. We have attempted to "ladder" the fund's longer-dated holdings to help stabilize the fund's yield and protect it from unexpected fluctuations in short-term interest rates. As always, our research staff has maintained rigorous credit standards, which, in our judgment, have become more important in the recent credit crisis.

As of the reporting period's end, the Fed appears likely to reduce short-term interest rates further. We believe that the fund's relatively long weighted average maturity should enable it to capture incrementally higher yields in a declining interest-rate environment.

December 17, 2007

[1] Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 2.67% and an effective yield of 2.71%.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Municipal Money Market Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.18	$ 5.05
Ending value (after expenses)	$1,015.60	$1,013.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.19	$ 5.06
Ending value (after expenses)	$1,021.91	$1,020.05

† *Expenses are equal to the fund's annualized expense ratio of .63% for Class A shares and 1.00% for Class B shares; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

November 30, 2007

Short-Term Investments−100.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−3.5%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	3.81	12/7/07	4,500,000 [a]	4,500,000
Birmingham Industrial Development Board, SWDR (American Cast Iron Company Project) (LOC; Southtrust Bank)	3.76	12/7/07	3,765,000 [a]	3,765,000
Fultondale Industrial Development Board, IDR (Melsur Corporation Project) (LOC; Amsouth Bank)	3.73	12/7/07	2,640,000 [a]	2,640,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.67	12/7/07	12,500,000 [a,b]	12,500,000
Southeast Alabama Gas District, Supply Project Revenue (Liquidity Facility; Societe Generale)	3.63	12/1/07	5,000,000 [a]	5,000,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.63	12/7/07	2,455,000 [a]	2,455,000
Arizona−1.1%				
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank)	3.50	2/11/08	10,000,000	10,000,000
Arkansas−.7%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.70	12/7/07	6,675,000 [a]	6,675,000
California−3.1%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.78	12/7/07	18,054,129 [a,b]	18,054,129

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
California (continued)					
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.13	12/7/07	10,000,000	a,b	10,000,000
Colorado—1.4%					
Colorado Educational and Cultural Facilities Authority, Education Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.67	12/7/07	5,000,000	a	5,000,000
Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank)	3.75	12/7/07	1,400,000	a	1,400,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	3.72	12/7/07	2,240,000	a,b	2,240,000
Telluride, Excise Tax Revenue (Valley Floor Open Space Project) (LOC; Key Bank)	3.65	12/7/07	3,500,000	a	3,500,000
Connecticut—1.1%					
New Haven, GO Notes, BAN	4.00	3/26/08	10,000,000		10,007,089
District of Columbia—4.3%					
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	3.67	12/7/07	10,000,000	a,b	10,000,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	3.60	12/18/07	13,800,000		13,800,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	3.65	1/22/08	15,000,000		15,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—8.7%				
Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.72	12/7/07	1,790,000 a,b	1,790,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.70	12/7/07	3,470,000 a	3,470,000
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.41	2/14/08	11,760,000	11,760,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	3.55	1/17/08	22,000,000	22,000,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,062,835
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	1/17/08	5,500,000	5,500,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	1/17/08	23,000,000	23,000,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	5,000,000	5,021,507
Georgia—3.1%				
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.66	12/7/07	2,900,000 a	2,900,000
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.13	12/7/07	15,000,000 a,b	15,000,000
Private Colleges and Universities Authority, CP (Emory University Project)	3.45	2/6/08	3,750,000	3,750,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
RBC Municipal Products Inc. Trust (Dekalb County Housing Authority, MFHR (North Hills Apartments Project)) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	3.73	12/7/07	5,700,000 [a,b]	5,700,000
Hawaii−1.8%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Group and LOC; Goldman Sachs Group)	3.64	12/7/07	16,000,000 [a,b]	16,000,000
Illinois−6.0%				
BB&T Municipal Trust (Illinois, GO) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	3.64	12/7/07	17,040,000 [a,b]	17,040,000
Chicago, Collateralized SFMR	3.65	8/27/08	5,000,000	5,000,000
Chicago, Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000
Chicago, Collateralized SFMR (LOC; Calyon NA)	3.93	7/1/08	5,000,000	5,000,000
Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.68	12/7/07	8,000,000 [a]	8,000,000
Illinois Development Finance Authority, IDR (Cloverhill Pastry Vend Corporation) (LOC; JPMorgan Chase Bank)	3.80	12/7/07	2,450,000 [a]	2,450,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.69	12/7/07	4,000,000 [a]	4,000,000
Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.63	12/7/07	4,000,000 [a]	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	3.45	4/8/08	5,000,000	5,000,000
Indiana—1.7%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	9,000,000	9,002,501
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.66	12/7/07	5,460,000 a	5,460,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	815,000 a,b	815,000
Kansas—2.2%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,000,000	3,014,533
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	3.68	12/7/07	2,500,000 a	2,500,000
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.68	12/7/07	6,000,000 a	6,000,000
Pittsburg, Temporary Notes	3.80	6/15/08	4,930,000	4,930,102
Wyandotte County/Kansas City Unified Government, MFHR (Brookstone Apartments Project)	7.00	5/1/08	3,045,000 c	3,147,835
Kentucky—5.8%				
Kenton County Airport Board, Revenue (Cincinnati/Northern Kentucky International Airport) (Insured; MBIA)	5.63	3/1/08	3,645,000	3,660,743
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.73	12/7/07	34,200,000 a	34,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.63	12/7/07	2,000,000 [a]	2,000,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,000,000	5,000,000
Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale)	3.63	12/1/07	7,000,000 [a]	7,000,000
Louisiana−1.6%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	3.66	12/7/07	10,480,000 [a]	10,480,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.85	12/7/07	1,500,000 [a]	1,500,000
Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital)	3.62	12/7/07	2,400,000 [a]	2,400,000
Maryland−1.8%				
Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.68	12/7/07	9,100,000 [a]	9,100,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.68	12/7/07	3,390,000 [a]	3,390,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.68	12/7/07	3,370,000 [a]	3,370,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts−1.0%				
Massachusetts, CP (LOC; Bank of Nova Scotia)	3.34	3/5/08	5,000,000	5,000,000
Massachusetts Housing Finance Agency, SFHR Notes	4.00	12/1/07	4,000,000	4,000,000
Michigan−.7%				
Kent Hospital Finance Authority, LOR (Pine Rest Christian Mental Health Services Project) (LOC; Fifth Third Bank)	3.60	12/7/07	4,000,000 [a]	4,000,000
Michigan Strategic Fund, LOR (D&R Paint Company Project) (LOC; Fifth Third Bank)	3.69	12/7/07	2,165,000 [a]	2,165,000
Minnesota−1.7%				
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.68	12/7/07	2,840,000 [a]	2,840,000
University of Minnesota, CP	3.50	1/14/08	12,180,000	12,180,000
Missouri−2.6%				
Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.67	12/7/07	3,385,000 [a]	3,385,000
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	3.65	1/15/08	13,737,000	13,737,000
Saint Louis Industrial Development Authority, Elderly Housing Revenue (Homer G. Phillips Dignity House Project) (LOC; U.S. Bank NA)	3.72	12/1/07	5,965,000 [a]	5,965,000
Nevada−2.4%				
Clark County, IDR (Southwest Gas Corporation Project) (LOC; Bank of America)	3.68	12/7/07	6,000,000 [a]	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.66	12/7/07	8,095,000 [a,b]	8,095,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada (continued)				
Truckee Meadows Water Authority, Water Revenue (Insured; MBIA and Liquidity Facility; Citibank NA)	3.66	12/7/07	7,440,000 a,b	7,440,000
New Hampshire—.0%				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.72	12/7/07	335,000 a,b	335,000
New Mexico—.3%				
Santa Fe, Gross Receipts Tax (Subordinate Lien)/Wastewater System Revenue (LOC; BNP Paribas)	3.64	12/7/07	2,700,000 a	2,700,000
New York—2.9%				
Monroe County, GO Notes, RAN	4.00	4/15/08	7,000,000	7,010,261
New York City (LOC; Bank of America)	3.57	12/1/07	6,835,000 a	6,835,000
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.50	12/3/07	10,000,000	10,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.03	12/7/07	1,975,000 a,b	1,975,000
North Carolina—2.1%				
Harnett County Industrial Facilities and Pollution Control Financing Authority, IDR (Edwards Brothers, Inc. Project) (LOC; National City Bank)	3.71	12/7/07	10,000,000 a	10,000,000
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.67	12/7/07	4,945,000 a,b	4,945,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina (continued)				

Robeson County Industrial
  Facilities and Pollution
  Control Finance Authority, IDR
  (CB Systems, LLC Project)
  (LOC; Wachovia Bank)
	3.71	12/7/07	3,595,000 a	3,595,000

Ohio—6.4%				

Athens County Port Authority,
  Housing Revenue (Housing for
  Ohio Inc. Project) (LOC;
  Wachovia Bank)
	3.64	12/7/07	2,000,000 a	2,000,000

Cleveland-Cuyahoga County
  Port Authority, Development
  Revenue, Refunding
  (Judson Project)
  (LOC; National City Bank)
	3.64	12/7/07	8,395,000 a	8,395,000

Cuyahoga County,
  IDR (King Nut Project)
  (LOC; National City Bank)
	3.71	12/7/07	2,885,000 a	2,885,000

Hamilton County,
  Hospital Facilities Revenue
  (Christ Hospital) (Insured;
  FSA and Liquidity Facility;
  Svenska Handelsbanken)
	4.13	12/7/07	19,820,000 a,b	19,820,000

Lima,
  HR (Lima Memorial Hospital
  Project) (LOC; Bank One)
	3.60	12/7/07	2,040,000 a	2,040,000

Ohio Higher Educational Facility
  Commission, LR (Higher
  Educational Facility Pooled
  Program) (LOC; Fifth Third Bank)
	3.63	12/7/07	1,000,000 a	1,000,000

Ohio Higher Educational Facility
  Commission, LR (Higher
  Educational Facility Pooled
  Program) (LOC; Fifth Third Bank)
	3.63	12/7/07	400,000 a	400,000

Stark County Port Authority,
  Revenue (Community Action
  Agency Project) (LOC; Bank One)
	3.85	12/7/07	965,000 a	965,000

Student Loan Funding Corporation,
  Student Loan Senior Revenue,
  Refunding (Liquidity Facility;
  Citibank NA)
	3.68	12/7/07	20,000,000 a	20,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma—.6%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	5,750,000	5,750,000
Oregon—1.4%				
Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.64	12/7/07	4,500,000 [a]	4,500,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.73	12/7/07	7,705,000 [a]	7,705,000
Pennsylvania—5.9%				
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	3.76	12/7/07	645,000 [a]	645,000
Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.71	12/7/07	2,400,000 [a]	2,400,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.68	12/7/07	25,000,000 [a]	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.63	12/7/07	11,360,000 [a]	11,360,000
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.67	12/7/07	13,330,000 [a,b]	13,330,000
South Carolina—3.3%				
Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.08	12/7/07	21,000,000 [a,b]	21,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
South Carolina Jobs-Economic Development Authority, EDR (Orders Realty Company, Inc. Project) (LOC; Wachovia Bank)	3.71	12/7/07	3,000,000 [a]	3,000,000
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.66	12/7/07	5,520,000 [a,b]	5,520,000
South Dakota—1.2%				
Puttable Floating Option Tax Exempt Receipts (South Dakota Housing Development Authority, SFMR) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.78	12/7/07	3,180,000 [a,b]	3,180,000
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	7,000,000	7,021,537
South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	3.78	12/7/07	860,000 [a,b]	860,000
Texas—13.2%				
Calhoun County Navigation Industrial Development Authority, Port Revenue (The British Petroleum Company PLC)	3.63	12/1/07	16,000,000 [a]	16,000,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.45	2/7/08	8,000,000	8,000,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.42	1/29/08	8,500,000	8,500,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.75	12/6/07	6,500,000	6,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	12/12/07	15,000,000	15,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				

Houston,
  CP (Liquidity Facility; DEPFA
  Bank PLC)
	3.43	2/6/08	10,000,000	10,000,000

Houston,
  CP (Liquidity Facility; Dexia
  Credit Locale)
	3.55	1/14/08	3,000,000	3,000,000

Houston Industrial Development
  Corporation, Air Cargo Revenue
  (Aero Houston East, LP
  Project) (LOC; Bank One)
	3.73	12/7/07	4,570,000 [a]	4,570,000

Lubbock Housing Finance
  Corporation, SFMR (Guaranteed
  Mortgage-Backed Securities
  Program) (GIC; Royal Bank of
  Canada and LOC: FHLMC, FNMA
  and GNMA)
	4.40	4/19/08	3,940,000	3,945,213

North Texas Tollway Authority, BAN	4.13	11/19/08	20,000,000	20,000,000
Port of Port Arthur Navigation District, Revenue, CP (BASF AG)	3.65	1/15/08	5,000,000	5,000,000

Revenue Bond Certificate Series
  Trust Various States, Housing
  Revenue (Pebble Brooke)
  (GIC; AIG Funding Inc.)
	3.88	12/7/07	7,000,000 [a,b]	7,000,000

Texas Department of Housing and
  Community Affairs, Multifamily
  Housing Mortgage Revenue,
  Refunding (Red Hills Villas)
  (Liquidity Facility; FNMA and
  LOC; FNMA)
	3.70	12/7/07	5,015,000 [a]	5,015,000

University of Texas, University Revenue, CP	3.45	1/23/08	5,000,000	5,000,000
Vermont−.7%				

Vermont Economic Development
  Authority, Revenue, CP (Economic
  Development Capital Program)
  (LOC; JPMorgan Chase Bank)
	3.65	12/4/07	6,000,000	6,000,000

Virginia−.4%				

Ashland Industrial Development
  Authority, IDR (Tru-Wood Cabinets
  Project) (LOC; Regions Bank)
	3.72	12/7/07	3,465,000 [a]	3,465,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington−2.0%				
Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	6,975,000 [a,b]	6,975,000
Port of Seattle, Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	5,345,000 [a,b]	5,345,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.70	12/7/07	5,105,000 [a]	5,105,000
West Virginia−.3%				
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.69	12/7/07	2,800,000 [a]	2,800,000
Wisconsin−3.2%				
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.73	12/7/07	4,525,000 [a]	4,525,000
Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.73	12/7/07	9,195,000 [a,b]	9,195,000
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.65	12/1/07	11,970,000 [a]	11,970,000
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	3.65	12/1/07	3,200,000 [a]	3,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wyoming–.7%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	6,000,000	6,000,000
Total Investments (cost $901,040,285)			**100.9%**	**901,040,285**
Liabilities, Less Cash and Receivables			**(.9%)**	**(8,414,085)**
Net Assets			**100.0%**	**892,626,200**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $224,154,129 or 25.1% of net assets.*

[c] *This security is prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	87.2
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	4.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	8.7
					100.0

[†]   *Based on total investments.*
[d]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	901,040,285	901,040,285
Interest receivable		5,616,642
Prepaid expenses		48,608
		906,705,535
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		665,596
Cash overdraft due to Custodian		13,323,228
Payable for shares of Common Stock redeemed		21,856
Accrued expenses		68,655
		14,079,335
Net Assets ($)		**892,626,200**
Composition of Net Assets ($):		
Paid-in capital		892,362,933
Accumulated net realized gain (loss) on investments		263,267
Net Assets ($)		**892,626,200**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	100,343,662	792,282,538
Shares Outstanding	100,578,167	792,068,826
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**30,000,436**
Expenses:	
Management fee–Note 2(a)	4,039,789
Shareholder servicing costs–Note 2(c)	2,224,880
Distribution and prospectus fees–Note 2(b)	1,430,799
Registration fees	133,017
Professional fees	64,030
Directors' fees and expenses–Note 2(d)	36,695
Custodian fees–Note 2(c)	36,040
Prospectus and shareholders' reports	17,587
Miscellaneous	47,258
Total Expenses	**8,030,095**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(318,637)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(30,776)
Net Expenses	**7,680,682**
Investment Income–Net	**22,319,754**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**263,267**
Net Increase in Net Assets Resulting from Operations	**22,583,021**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006[a]
Operations ($):		
Investment income—net	22,319,754	31,859,153
Net realized gain (loss) on investments	263,267	32,818
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,583,021**	**31,891,971**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(3,007,282)	(3,983,048)
Class B shares	(19,345,290)	(15,879,496)
E*TRADE Class	–	(12,018,316)
Total Dividends	**(22,352,572)**	**(31,880,860)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	457,525,673	850,032,810
Class B shares	3,136,860,726	2,202,323,784
E*TRADE Class	–	263,172,742
Dividends reinvested:		
Class A shares	2,878,142	3,887,954
Class B shares	19,341,601	15,841,223
E*TRADE Class	–	11,456,364
Cost of shares redeemed:		
Class A shares	(483,968,722)	(866,268,519)
Class B shares	(3,002,266,116)	(2,247,777,655)
E*TRADE Class	–	(1,075,789,787)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**130,371,304**	**(843,121,084)**
Total Increase (Decrease) in Net Assets	**130,601,753**	**(843,109,973)**
Net Assets ($):		
Beginning of Period	762,024,447	1,605,134,420
End of Period	**892,626,200**	**762,024,447**

[a] *Effective July 10, 2006, E*TRADE Class shares are no longer offered by the fund.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.031	.028	.017	.006	.006
Distributions:					
Dividends from investment income−net	(.031)	(.028)	(.017)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.13	2.87	1.76	.64	.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.62	.60	.61	.60	.58
Ratio of net expenses to average net assets	.62	.59	.61	.60	.58
Ratio of net investment income to average net assets	3.09	2.82	1.70	.63	.59
Net Assets, end of period ($ x 1,000)	100,344	123,871	136,209	209,176	239,203

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income—net	.027	.024	.014	.002	.002
Distributions:					
Dividends from investment income—net	(.027)	(.024)	(.014)	(.002)	(.002)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.76	2.47	1.38	.25	.20
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.05	1.04	1.05	1.05	1.04
Ratio of net expenses to average net assets	1.00	1.00	.99	.99	.96
Ratio of net investment income to average net assets	2.72	2.44	1.39	.24	.20
Net Assets, end of period ($ x 1,000)	792,283	638,154	667,757	544,079	584,839

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 20.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue two classes of shares: Class A (15 billion shares authorized) and Class B (5.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency cost and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2007, sub-accounting service fees amounted to $355,339 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments` are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, pre-sented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006 were all tax exempt income.

During the period ended November 30, 2007, as a result of permanent book to tax differences, primarily due to dividend reclassification, the fund increased accumulated undistributed investment income-net by $32,818 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value were not affected by this reclassification.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of

$100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2007, Class B shares were charged $1,430,799, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, Class A shares were charged $51,110 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan") Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through November 30, 2007, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1%, of the value of the average daily net assets of

Class B shares. Such expense limitations are voluntary, temporary and may be revised or terminated at any time. During the period ended November 30, 2007, Class B shares were charged $1,776,692, pursuant to the Class B Shareholder Services plan, of which $318,637 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $28,811 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $1,200 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $34,840 for custody services to the fund for the seven months ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $360,140, Rule 12b-1 distribution plan fees $128,409, shareholder services plan fees $192,613, custodian fees $8,210, chief compliance officer fees $3,214 and transfer agency per account fees $4,152, which are offset against an expense reimbursement currently in effect in the amount of $31,142.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investment, of General Municipal Money Market Fund (one of the funds comprising General Municipal Money Market Funds, Inc.) as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Municipal Money Market Fund, at November 30, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended November 30, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax), except $13,879 of the exempt-interest dividends that is being designated as a long-term capital gain distribution for reporting purposes. As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

At a meeting of the Board of Directors held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the "Performance Universe") selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's performance for various periods ended May 31, 2007 was higher than the Performance Group and Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher, but that the fund's total expense ratio was lower, than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and included in the same Lipper category, as the fund (the "Similar Funds"). The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees. Representatives of the Manager informed the Board members that there were no separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Daniel Rose (78)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 33

——————————

Warren B. Rudman (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Boston Scientific, Director
• Stonebridge International LLC, Co-Chairman

No. of Portfolios for which Board Member Serves: 33

——————————

Sander Vanocur (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 33

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**General Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GTMXX   Class B: GBMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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